Exhibit 21.1
Subsidiaries of Cal Dive International, Inc.(1)

Jurisdiction
Subsidiary	of Organization
CDI Janus Holdings, Inc.	Delaware
Cal Dive HR Services LLC	Delaware
Cal Dive Far East Pte Limited	Singapore
Cal Dive International (Australia) Pty Limited	Australia
CDI Proteus LLC	Delaware
CDI Umbra LLC	Delaware
CDI Vessel Holdings LLC	Delaware
Marine Technology Solutions St. Lucia Limited — IBC	St. Lucia
Offshore Technology Solutions Limited(2)	Trinidad & Tobago
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(1)	The entities listed above will become subsidiaries of Cal Dive International, Inc. prior to the effectiveness of the offering.
(2)	40% owned by Marine Technology Solutions St. Lucia Limited — IBC.